Q4 2016	Fourth Quarter Report
for the fiscal year ended March 31, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with our audited consolidated financial statements and the accompanying notes of SMART Technologies Inc. (the “Company”) for the fiscal year ended March 31, 2016. The consolidated financial statements have been presented in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company”, “SMART Technologies”, “SMART®”, “we”, “our”, “us” or similar terms refers to SMART Technologies Inc. and its subsidiaries. Because our fiscal year ends on March 31, references to a fiscal year refer to the fiscal year ended March 31 of the same calendar year. For example, when we refer to fiscal 2016, we mean our fiscal year ended March 31, 2016. Unless otherwise indicated, all references to “$” and “dollars” in this MD&A mean United States (“U.S.”) dollars. Certain amounts in our MD&A may not add up due to rounding. All percentages however, have been calculated using unrounded amounts. Unless otherwise noted, this MD&A is presented in millions. Capitalized terms used in this MD&A but not defined will have the meanings given to them in our audited consolidated financial statements. Certain reclassifications have been made to prior years’ figures to conform to the current year’s presentation.

is a registered trademark in Canada, the United States and in member countries of the European Union. SMART Board®, SMART Notebook™, SMART Meeting Pro™, kapp®, kapp iQ®, SMART Room System™, SMART Learning Suite™, SMART amp™, smarttech™, the SMART logo and all SMART taglines are marks, common law or registered, of SMART Technologies ULC, a wholly owned subsidiary of SMART Technologies Inc., in the U.S. and/or other countries. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners.

The following table sets forth the year end and year average exchange rates for U.S. dollars expressed in Canadian dollars that are used in the preparation of our audited consolidated financial statements and this MD&A. These rates are based on the closing rates published by the Bank of America.

	Year End Rate	Year Average Rate
Year-ended March 31, 2016	1.2965	1.3113
Year-ended March 31, 2015	1.2677	1.1387
Year-ended March 31, 2014	1.1060	1.0535

Forward-Looking Statements

This MD&A includes forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. These forward-looking statements relate both to us specifically and the technology product industry and business, demographic and other matters generally, and reflect our current views with respect to future events and our financial performance. Statements that include the words “expanding”, “expect”, “continuing”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek” and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the applicable securities laws or otherwise. The forward-looking statements in this MD&A pertain, among other matters, to our business, financial condition, financial performance, cost structure, results of operations, cash flows and plans, including in particular, but without limitation: (i) the decline in interactive display demand, which is beginning to be offset by an early-stage replacement and upgrade cycle; (ii) the transition of education end-users from interactive whiteboards to interactive flat panels; (iii) the low level of penetration of interactive display products in the enterprise market, indicating that the market is in the early stages of the product adoption curve; (iv) the potential to expand and monetize our software and service offerings by leveraging our large and loyal user base; and (v) our extensive and growing distribution network.

All forward-looking statements address matters that involve known and unknown risks, uncertainties and assumptions, many of which are beyond our control. Accordingly, there are and will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in such statements. We believe that these risk factors and assumptions include, but are not limited to, those described under “Risk Factors” in our fiscal 2015 Annual Report on Form 20-F, including without limitation: (i) our sales to the education market are in decline and may continue to decline; (ii) sales of our new products may not be sufficient to offset the decline in our education sales, and if sales of new products are not sufficiently robust, our liquidity may be materially and adversely affected; (iii) our sales and operating results are difficult to predict; (iv) the level and upcoming maturities of our current and future debt could have an adverse effect on our business; and (v) our working capital requirements and cash flows are subject to fluctuation, which could have a material adverse effect on our business, financial condition or results of operations. In addition, we believe that these risk factors and assumptions include without limitation:

•	our ability to maintain sales, including sales to the education market that continue to decline;

•	sales of our new products and services may not be sufficient to offset the overall decline in sales;

•	difficulty in predicting our sales and operating results;

•	our ability to raise additional funds, manage cash flow, foreign exchange risk and working capital;

•	our substantial debt could adversely affect our financial condition;

•	our ability to implement meaningful changes to address the Company’s business and financial challenges;

•	our ability to execute and consummate any strategic opportunities that may be identified as a part of our strategic review;

•	our ability to successfully manufacture, distribute, market and sell kapp as a new product in the market;

•	our ability to manage our market distribution channel, including changes related to establishing new relationships as well as managing our existing relationships with our resellers and distributors;

•	our ability to attract, retain and motivate qualified personnel;

•	the continued service and availability of a limited number of key personnel;

•	the potential for additional costs or liabilities arising from our inventory and purchase commitments within our supply chain, including raw material components;

•	competition in our industry, including the potential for our competitors and/or partners to form strategic alliances;

•	our ability to increase sales in the enterprise market;

•	our ability to successfully execute our strategy to monetize software;

•	possible changes in the demand for our products;

•	the continuing shift in product mix from interactive whiteboards to interactive flat panels;

•	our ability to grow our sales in global markets;

•	changes to our business model;

•	our ability to enhance current products and develop and introduce new products;

•	the potential negative effect of product defects;

•	reduced spending by our customers due to changes in the spending policies or budget priorities for government funding, including the potential shift to other technology products;

•	the potential negative effect of disruptions of certain business functions provided by third parties;

•	the potential negative effects of system failures or cybersecurity attacks;

•	the reliability of component supply and product assembly and logistical services provided by third parties, including their compliance with environmental laws;

•	the development of the market for interactive learning and collaboration products;

•	our ability to manage risks inherent in foreign operations;

•	our ability to manage our systems, procedures and controls;

•	the potential of increased costs, including any to future restructuring and related charges;

•	our ability to protect our brand;

•	our ability to achieve the benefits of strategic partnerships;

•	our reliance upon a strategic partnership with Microsoft;

•	our ability to successfully obtain patents or registration for other intellectual property rights or protect, maintain and enforce such rights;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights by us; and

•	our ability to manage, defend and settle litigation.

Although we believe that the assumptions inherent in the forward-looking statements contained in this MD&A are reasonable, undue reliance should not be placed on these statements, which only apply as of the date hereof. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Overview

SMART Technologies Inc. is one of the leading providers of technology solutions that are redefining the way the world works and learns. SMART solutions include large-format interactive displays, collaboration software and services that enable highly-interactive, engaging and productive teaching, learning and work experiences in schools and workplaces around the world. SMART is differentiated by complete, integrated solutions that are easy to use while focused on freeing people from their desks and computer screens to make collaboration and learning digitally more natural and engaging. We introduced the world’s first interactive whiteboard in 1991, and we remain one of the global leaders in the interactive display market with over 3.3 million interactive displays shipped to date. Our award-winning solutions are the result of more than 20 years of technological innovation supported by our core intellectual property. In the education market, we have transformed teaching and learning in classrooms worldwide, reaching millions of students and teachers. In the enterprise market, we have improved the way people work and collaborate worldwide, enabling them to be more productive and reduce costs.

We offer a number of interactive display products, including the SMART Board interactive whiteboards and interactive flat panels, the kapp digital capture boards, and the kapp iQ multi-way whiteboards. By touching the surface of a SMART interactive display, the user can control computer applications, access the Internet and our learning content ecosystem, write in digital ink, and save and distribute work. Our interactive displays serve as the focal point of a broad classroom and meeting-room technology platform and are augmented with a range of modular and integrated interactive technology products and solutions, including hardware, software and content created by both our user community and professional content developers. kapp is a modern replacement for traditional dry-erase boards and flip charts that enables users to capture and digitally share information in high-

quality formats. kapp iQ is an ultra HD display with a built-in whiteboard that enables multi-way inking between any combination of devices from anywhere in the world. Our collaborative learning solutions for education combine collaboration software with a comprehensive line of interactive displays and other hardware, accessories and services that further enhance learning. Our enterprise solutions facilitate collaborative decision making with industry-leading interactive displays, intuitive software and other high-quality components, including cameras, microphones and speakers.

Revenue and Expenses

We generate revenue from the sale of interactive technology products and solutions, including hardware, software and services. Our distribution and sales channel primarily consists of a variety of third-party distributors and resellers (“customers”), who then sell directly to our consumers in the education and enterprise markets (“end-users”). For our education products, we use resellers in North America and distributors in Europe, Middle East and Africa (“EMEA”), Caribbean, Latin America and Asia Pacific regions. For our enterprise products, we use a distributor model globally. We complement and support our sales channel with sales and support staff who work either directly with prospective end-users or in coordination with our sales channel to promote and provide products and solutions that address the needs of the end-users. Our cost of sales is primarily comprised of the cost of materials and components purchased from our suppliers, cost from contract manufacturers, warranty costs, transportation costs and other supply chain management costs. Our most significant expenses are related to selling, marketing and administration, research and development, and interest on our long-term debt and capital lease.

Foreign Exchange Gains & Losses

We report our financial results in U.S. dollars, allowing us to assess our business performance in comparison to the financial results of other companies in the technology industry. Our Canadian operations and marketing support subsidiaries around the world have the Canadian dollar as their functional currency. Our U.S. subsidiaries have the U.S. dollar as their functional currency. The financial results of these subsidiaries are converted to Canadian dollars for consolidation purposes and then the Canadian consolidated financial results are converted from Canadian dollars to U.S. dollars for reporting purposes.

Our foreign exchange exposure is primarily between the Canadian dollar and the U.S. dollar, the Euro and the British pound sterling. This exposure relates to our U.S. dollar-denominated assets and liabilities, including our external debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies and our Canadian dollar-denominated operating expenses. Gains and losses on our U.S. dollar-denominated debt prior to its maturity or redemption are non-cash in nature.

Market Trends

The dynamic of the education market for interactive displays varies on a geographical basis. In North America and Western Europe, other technology spending priorities and high classroom penetration rates have led to a decline in interactive display demand, which is beginning to be offset by an early-stage replacement and upgrade cycle. Education end-users have begun transitioning from interactive whiteboards to interactive flat panels due to the superior user experience, driven by better touch, higher image quality, durability and usability, and the fact that the total cost of ownership over time is less than that of an interactive whiteboard and projector combination. The enterprise market is in the early stages of the product adoption curve. With low interactive display penetration rates in meeting rooms, and a constant focus on effective collaboration in organizations, we believe there is a large opportunity for our enterprise solutions.

With the increasing utilization of mobile devices and digital content, technology in classrooms is evolving, and this evolution has provided several opportunities for SMART. Educators and administrators face the challenge of uniting various classroom technologies and devices without significant cost and complexity. SMART has an opportunity to provide hardware and software that helps to alleviate these difficulties by unifying disparate content and devices. With a large and loyal user base, we believe that we can expand and monetize our software and service offerings, as well as capture replacement and upgrade cycles in interactive display hardware and software when they occur. SMART Learning Suite software bundles SMART Notebook, our industry-leading education software, with SMART amp, our cloud-based software-as-a-service solution, so teachers, students and devices, including interactive displays, PCs, laptops, tablets, or smart phones, can connect to collaborate in real time through in-class assessment, shared digital work spaces, and interactive Web-based learning materials, regardless of location. The hosting of the software in the cloud eliminates costs associated with supporting numerous proprietary operating systems and applications. Since we began monetizing our software offerings in April 2014, SMART’s various education software offerings have been building a recurring revenue stream.

For enterprise market end-users, we offer premium interactive displays and software solutions that facilitate collaborative efforts and can ultimately drive improved business results. Our core solutions for enterprise end-users include kapp iQ, an ultra HD interactive display that is also a whiteboard and allows anyone connected via a web device to contribute on any device, from any location. kapp iQ Pro has all of kapp iQ’s collaboration features, plus even more ways to share ideas through SMART Meeting Pro software which offers best-in-class whiteboarding, inking on any format and collaborative sharing of large amounts of complex data, allowing knowledge workers to mark up and save on any content. The SMART Room System for Microsoft Skype for Business® is our purpose-built solution that brings Microsoft Skype for Business into the meeting room. We believe the market opportunity for our enterprise solutions is large.

With innovative solutions and technology leadership, a large installed base in education and an extensive and growing distribution network, we believe that we are well-positioned to capitalize on the technology trends in the education and enterprise markets.

Our portfolio of products has expanded over the past year, including development of the 6000 and 4000 series of interactive flat panels, the SMART Learning Suite software for the education market, and new versions of the SMART Board 8000 series interactive flat panel and kapp iQ for the enterprise market.

Reportable Segments

Effective April 1, 2015, we completed a reorganization which merged the existing Education and Enterprise sales and customer service teams into the new Solutions business unit, and established separate sales and customer service teams dedicated to the our new line of products in the kapp business unit. Certain functions that were previously distinct to the individual Education and Enterprise segments were centralized at the corporate level. As a result of only the sales and customer service teams being dedicated to a specific business unit, no discrete financial information is available on a business unit basis. The existing NextWindow segment no longer earns revenue or incurs expenses as it enters the final stage of its wind down. We no longer have individual business units that meet the criteria of an operating segment, and are now organized and managed as a single reportable operating segment. For more information about our revenue by geographic location and by customer, please see “Note 14—Segment disclosure” in our audited consolidated financial statements. In October 2015, as a part of cost reduction initiatives, we merged the kapp sales and customer service teams into the Solutions business unit. This had no impact on our assessment of reportable operating segments.

Highlights

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Revenue decreased by $144 million from $493 million in fiscal 2015 to $348 million in fiscal 2016. Adjusted Revenue, which is defined in the “Non-GAAP measures” section below, decreased by $83 million from $431 million in fiscal 2015 to $349 million in fiscal 2016. Gross margin percentage was 47% in fiscal 2015 compared to 29% in fiscal 2016. Adjusted Gross Margin percentage, which is defined in the “Non-GAAP measures” section below, was 39% in fiscal 2015 compared to 35% in fiscal 2016. Adjusted EBITDA, which is defined in the “Non-GAAP measures” section below, decreased by $26 million from $34 million in fiscal 2015 to $8 million in fiscal 2016.

•

In the third quarter of fiscal 2016, we updated our financial outlook and subsequently implemented cost reduction initiatives primarily relating to kapp sales and marketing activities and related R&D spend. As a result, we are no longer organized with a separate kapp sales and customer service team. We incurred employee termination costs of $4 million related to the fiscal 2016 October restructuring plan in the third quarter of fiscal 2016.

•

As a result of slower than anticipated kapp sales, during the third quarter of fiscal 2016, we assessed and revised our future demand assumptions for finished goods and raw materials. Based on these revised demand assumptions, we recorded a primarily non-cash, pre-tax charge against inventory and purchase commitments of $21 million in the third quarter of fiscal 2016 (“kapp Inventory Charge”). We also re-classified $5 million of inventory as non-current as it is not reasonably expected to be realized in cash during the next 12 months. The kapp Inventory Charge is excluded from the calculation of Adjusted Net Income and Adjusted EBITDA.

•

In May 2016, we completed a 1-for-10 share consolidation of our issued and outstanding Common Shares. All share and per share amounts have been retroactively adjusted to reflect the share consolidation for all periods presented.

•

On May 26, 2016, we announced that we entered into an arrangement agreement under which Foxconn Technology Group has agreed to acquire all of the outstanding Common Shares of the Company for a cash payment of US$4.50 per Common Share. The arrangement agreement is subject to customary conditions for a transaction of this nature, which include court and regulatory approvals and the approval of 66 2/3% of the votes cast by SMART shareholders, and is expected to close during the second quarter of fiscal 2017.

Results of Operations

Revenue

	2016	Change	2015	Change	2014
Revenue	$348.5	(29.3)%	$492.9	(16.3)%	$589.2
Adjusted Revenue(1)	$348.5	(19.2)%	$431.3	(22.3)%	$555.3
Revenue by geographic location
North America	$223.6	(23.8)%	$293.4	(11.0)%	$329.6
Europe, Middle East and Africa (EMEA)	105.8	(30.6)%	152.6	(8.7)%	167.1
Rest of World	19.0	(59.5)%	47.0	(49.2)%	92.5

	$348.5	(29.3)%	$492.9	(16.3)%	$589.2

Adjusted Revenue(1) by geographic location
North America	$223.6	(13.2)%	$257.6	(17.1)%	$310.6
Europe, Middle East and Africa (EMEA)	105.8	(20.2)%	132.7	(15.8)%	157.5
Rest of World	19.0	(53.7)%	41.1	(52.9)%	87.2

	$348.5	(19.2)%	$431.3	(22.3)%	$555.3

(1)	This is a non-GAAP measure. See “Non-GAAP measures” section for additional information.

Revenue decreased by $144 million in fiscal 2016 compared to fiscal 2015. When we introduced SMART Notebook Advantage in the third quarter of fiscal 2014, we reduced the support period, and effectively, the revenue deferral period, for previously sold software to end at March 31, 2015. The accelerated revenue recognition due to this change in accounting estimate resulted in a revenue increase of $62 million in fiscal 2015. Adjusted Revenue decreased by $83 million in fiscal 2016 compared to fiscal 2015, primarily due to lower revenue from interactive whiteboards, interactive projectors and attachment products, partly offset by increases in revenue from interactive flat panels.

Revenue decreased by $96 million in fiscal 2015 compared to fiscal 2014. The accelerated revenue recognition due to the change in accounting estimate discussed above, positively impacted revenue by $62 million in fiscal 2015 and $34 million in fiscal 2014. Adjusted Revenue decreased by $124 million in fiscal 2015 compared to fiscal 2014, primarily due to lower revenue from the sale of interactive whiteboards, interactive projectors and attachment products and a year-over-year decline in the sales of optical touch components, partly offset by increases in revenue from interactive flat panels and software.

Adjusted Revenue for each of the past three years in North America, EMEA and Rest of World was negatively impacted by declines in our education and enterprise solutions sales. This decline in Rest of World was partially offset by higher sales of our optical touch components in fiscal 2014.

In fiscal 2016, revenue was negatively impacted by foreign exchange movements of approximately $11 million compared to the prior year, primarily as a result of the strengthening of the U.S. dollar against the Canadian dollar, the Euro and the GBP. In fiscal 2015, revenue was negatively impacted by foreign exchange movements of approximately $8 million compared to the prior year, primarily as a result of the strengthening of the U.S. dollar against the Canadian dollar and the Euro.

Gross Margin

	2016	Change		2015	Change		2014
Gross margin	$101.3	(56.3)%		$231.9	(6.9)%		$249.1
Gross margin percentage	29.1%	(17.9	)pt	47.0%	4.7	pt	42.3%
Adjusted Gross Margin(1)	$121.9	(28.4)%		$170.3	(20.9)%		$215.2
Adjusted Gross Margin percentage(1)	35.0%	(4.5	)pt	39.5%	0.7	pt	38.8%

(1)	These are non-GAAP measures. See “Non-GAAP measures” section for additional information

Gross margin decreased by $131 million in fiscal 2016 compared to fiscal 2015 and decreased by $17 million in fiscal 2015 compared to fiscal 2014. In the third quarter of fiscal 2016, the $21 million kapp Inventory Charge was recorded against cost of sales. The change in deferred revenue due to the change in accounting estimate as discussed previously, positively impacted gross margin by $62 million in fiscal 2015 and $34 million in fiscal 2014.

Adjusted Gross Margin decreased by $48 million in fiscal 2016 compared to fiscal 2015 and decreased by $45 million in fiscal 2015 compared to fiscal 2014. The decreases were due to lower Adjusted Revenue as discussed previously. For fiscal 2016, the decrease in period-over-period Adjusted Gross Margin percentage was due to a continuing shift in product mix from interactive whiteboards to interactive flat panels which carry a lower gross margin percentage. For fiscal 2015, the year-over-year Adjusted Gross Margin percentage remained flat.

Gross margin was negatively impacted by foreign exchange movements of approximately $8 million in fiscal 2016 compared to fiscal 2015 and approximately $6 million in fiscal 2015 compared to fiscal 2014, primarily as a result of the strengthening of the U.S. dollar against the Canadian dollar, the Euro and the GBP which negatively impacted our revenue and positively impacted our cost of sales.

Operating Expenses

Selling, Marketing and Administration Expense

	2016	Change		2015	Change		2014
Selling, marketing and administration	$78.1	(24.8)%		$103.9	(11.1)%		$116.9
As a percent of revenue	22.4%	1.3	pt	21.1%	1.3	pt	19.8%
As a percent of Adjusted Revenue(1)	22.4%	(1.7	)pt	24.1%	3.1	pt	21.0%

(1)	This is a non-GAAP measure. See “Non-GAAP measures” section for additional information.

Our selling and marketing expenses consist primarily of costs relating to our sales and marketing activities, including salaries and related expenses, customer support, advertising, trade shows, various cooperative marketing programs and other promotional activities. Our administration expenses primarily consist of costs relating to people services, information systems, legal and finance functions, professional fees, insurance, stock-based compensation and other corporate expenses.

As the majority of our selling, marketing and administration expenses were incurred in Canadian dollars, these expenses were positively impacted by changes in foreign exchange rates of approximately $10 million in fiscal 2016 and approximately $6 million in fiscal 2015 compared to the respective prior years, primarily as a result of the strengthening of the U.S. dollar relative to the Canadian dollar. Removing the foreign exchange impact, selling, marketing and administration expenses decreased by approximately $16 million in fiscal 2016 and $7 million in fiscal 2015 compared to the respective prior years, primarily due to the impact of restructuring activities.

Research and Development Expense

	2016	Change		2015	Change		2014
Research and development	$36.0	(16.9)%		$43.3	8.1%		$40.1
As a percent of revenue	10.3%	1.5	pt	8.8%	2.0	pt	6.8%
As a percent of Adjusted Revenue(1)	10.3%	0.3	pt	10.0%	2.8	pt	7.2%

(1)	This is a non-GAAP measure. See “Non-GAAP measures” section for additional information.

Our research and development expenses consist primarily of salaries and related expenses for software and hardware engineering and technical personnel as well as materials and consumables used in product development. We incur most of our research and development expenses in Canada and the United States.

Research and development expenses were positively impacted by foreign exchange movements of approximately $4 million in fiscal 2016 and $3 million in fiscal 2015 compared to respective prior periods, primarily as a result of the strengthening of the U.S. dollar relative to the Canadian dollar. Removing the foreign exchange impact, research and development expenses decreased in fiscal 2016 compared to fiscal 2015. The increase in fiscal 2015 compared to fiscal 2014 was due to increased investment in the development of new products and technologies.

Depreciation and Amortization

	2016	Change	2015	Change	2014
Depreciation and amortization of property and equipment	$8.1	(28.3)%	$11.3	(31.1)%	$16.4
Amortization of intangible assets	$0.1	(14.1)%	$0.1	(99.7)%	$22.4

The decrease in depreciation and amortization of property and equipment in fiscal 2016 and fiscal 2015 compared to respective prior years was due to decreases in the net book value of these assets as a result of declining capital expenditures.

In fiscal 2014, the decline in the optical touch sensor market for desktop displays resulted in our decision to wind down the NextWindow operations. As a result, we accelerated the amortization of our intangible assets.

Restructuring Costs

	2016	Change	2015	Change	2014
Restructuring costs	$5.1	(16.8)%	$6.1	3.7%	$5.9

In fiscal 2016, we incurred $4 million in employee termination costs related to the fiscal 2016 restructuring plan. We also incurred $1 million in additional restructuring costs related to the cancellation of an office lease.

In fiscal 2015, we incurred $6 million in employee termination and other restructuring costs related to the fiscal 2015 March restructuring and fiscal 2015 restructuring plans.

Gain on Sale of Long-Lived Assets

	2016	Change	2015	Change	2014
Gain on sale of long-lived asset	$—	(100.0)%	$(0.1)	(98.0)%	$(4.2)

In fiscal 2014, we recorded a gain on the sale of long-lived assets of $4 million, primarily related to the sale of several internally generated intangible assets to a third party.

Non-Operating Expenses (Income)

	2016	Change	2015	Change	2014
Interest expense	$18.3	(8.5)%	$20.0	(6.9)%	$21.4
Foreign exchange loss	$1.2	(88.8)%	$11.1	12.1%	$9.9
Other income	$(0.7)	(6.6)%	$(0.7)	(6.2)%	$(0.8)

	$18.8	(37.9)%	$30.4	(0.8)%	$30.6

Interest Expense

In fiscal 2016 and fiscal 2015, our interest expense primarily related to our long-term debt and capital lease. The decrease in interest expense in fiscal 2015 compared to fiscal 2014 was due to deferred financing fees expensed in the prior-year period partially offset by higher interest expense on the Term loan in fiscal 2015.

Foreign Exchange loss

For fiscal 2016 and fiscal 2015, the change in foreign exchange loss was primarily related to the conversion of our U.S. dollar-denominated debt into our functional currency of Canadian dollars, partially offset by the repayment of our derivative contracts. During fiscal 2016, the U.S dollar strengthened by 2.3% against the Canadian dollar, compared to 14.6% during fiscal 2015.

Income Tax Expense

	2016	Change	2015	Change		2014
Income tax expense	$16.0	24.8%	$12.9	*		$0.5
Effective tax rate	(35.7)%	*	34.8%	32.3	pt	2.5%

*	Not Meaningful

The increase in income tax expense in fiscal 2016 compared to fiscal 2015 was due primarily to an increased valuation allowance resulting from the derecognition of previously recognized tax assets. For more information about changes in our valuation allowance, please see “Note 11—Income taxes” in our audited consolidated financial statements. The tax expense also includes investment tax credits of $0.5 million, $3 million and $5 million in fiscal 2016, 2015 and 2014, respectively.

Our tax provision is weighted towards Canadian income tax rates as substantially all our taxable income is Canadian-based. In calculating the tax provision, we adjusted income before income taxes by the unrealized foreign exchange loss from the revaluation of the U.S. dollar-denominated debt. This is treated as a capital item for income tax purposes.

Non-GAAP measures

As used in this MD&A, “GAAP” means generally accepted accounting principles in the United States that are in effect from time to time. This MD&A discloses certain financial measures, such as Adjusted Revenue, Adjusted Gross Margin, Adjusted Gross Margin percentage, Adjusted Net (Loss) Income, Adjusted Net (Loss) Income per share and Adjusted EBITDA.

Adjusted Revenue, Adjusted Gross Margin, Adjusted Gross Margin percentage, Adjusted Net (Loss) Income, Adjusted Net (Loss) Income per share and Adjusted EBITDA are non-GAAP measures and should not be considered as alternatives to revenue, gross margin, gross margin percentage, net (loss) income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted Revenue, Adjusted Gross Margin, Adjusted Gross Margin percentage, Adjusted Net (Loss) Income, Adjusted Net (Loss) Income per share, and Adjusted EBITDA have inherent limitations, and the reader should therefore not place undue reliance on them.

In the second quarter of fiscal 2016, we changed our definition of Adjusted Revenue from revenue adjusted for the change in deferred revenue balances during the period, to revenue adjusted for the accelerated deferred revenue recognized as a result of the change in accounting estimate as discussed below. All Adjusted Revenue amounts with respect to prior periods presented herein have been restated to reflect this change.

In the third quarter of fiscal 2016, we recognized the kapp Inventory Charge of $21 million and elected to remove this expense from our non-GAAP financial measures, including Adjusted Gross Margin, Adjusted Gross Margin percentage, Adjusted Net (Loss) Income, Adjusted Net (Loss) Income per share, and Adjusted EBITDA. We removed the kapp Inventory Charge as we believe it is unusual and material, and enables us and our shareholders to better assess our operating performance in prior and future periods by improving the comparability of the financial information presented.

We calculate Adjusted Gross Margin by subtracting cost of sales, excluding the kapp Inventory Charge, from Adjusted Revenue.

Adjusted Gross Margin percentage is calculated by dividing Adjusted Gross Margin by Adjusted Revenue.

We define Adjusted Net (Loss) Income as net (loss) income before stock-based compensation (recovery) expense, restructuring costs, foreign exchange gains or losses, accelerated deferred revenue recognized, amortization of intangible assets, gains or losses related to the liquidation of foreign subsidiaries, gains or losses related to the sale of long-lived assets and the kapp Inventory Charge, all net of tax.

We calculate Adjusted Net (Loss) Income per share by dividing Adjusted Net (Loss) Income by the average number of basic and diluted shares outstanding during the period.

We define Adjusted EBITDA as Adjusted Net (Loss) Income before interest expense, income taxes, depreciation and other income.

Due to the change in accounting estimate as a result of the reduction in the support period for previously sold products, as discussed in Note 1 in the audited consolidated financial statements, and the kapp Inventory Charge, as discussed in Note 4 in the audited consolidated financial statements, we chose to use the non-GAAP measures of Adjusted Revenue and Adjusted Gross Margin. Although the significant impact related to the change in accounting estimate for previously sold products ended in the fourth quarter of fiscal 2015, we will continue adjusting for this change for comparative purposes. We use Adjusted Revenue and Adjusted Gross Margin as key measures to provide additional insights into the operational performance of the Company and to help clarify trends affecting the Company’s business.

We use Adjusted Net (Loss) Income to assess the performance of the business after removing the after-tax impact of stock-based compensation (recovery) expense, restructuring costs, foreign exchange gains and losses, accelerated deferred revenue recognized, amortization of intangible assets, gains or losses related to the liquidation of foreign subsidiaries, gains or losses related to the sale of long-lived assets and the kapp Inventory Charge. We also use Adjusted EBITDA as a key measure to assess the core operating performance of our business after removing the after-tax effects of both our leveraged capital structure and the volatility associated with the foreign currency exchange rates on our U.S. dollar-denominated debt. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures, but such measures may not be directly comparable to ours. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of payments made under our incentive compensation plans. We believe Adjusted Net (Loss) Income and Adjusted EBITDA may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted Net (Loss) Income and Adjusted EBITDA as supplemental measures to evaluate the overall operating performance of companies.

We compensate for the inherent limitations associated with using Adjusted Revenue, Adjusted Gross Margin, Adjusted Gross Margin percentage, Adjusted Net (Loss) Income, Adjusted Net (Loss) Income per share and Adjusted EBITDA through disclosure of such limitations, presentation of our financial statements in accordance with GAAP, and reconciliation of Adjusted Revenue, Adjusted Gross Margin, Adjusted Gross Margin percentage, Adjusted Net (Loss) Income per share, Adjusted Net (Loss) Income, and Adjusted EBITDA to the most directly comparable GAAP measures: revenue, gross margin, gross margin percentage, net (loss) earnings per share and net (loss) income.

The following table shows the reconciliation of revenue to Adjusted Revenue and gross margin to Adjusted Gross Margin.

	2016	2015	2014
Adjusted Revenue
Revenue	$348.5	$492.9	$589.2
Deferred revenue recognized—accelerated amortization	—	(61.6)	(33.8)

Adjusted Revenue	$348.5	$431.3	$555.3

Adjusted Gross Margin
Gross margin	$101.3	$231.9	$249.1
Deferred revenue recognized—accelerated amortization	—	(61.6)	(33.8)
kapp Inventory Charge	20.6	—	—

Adjusted Gross Margin	$121.9	$170.3	$215.2

The following table shows the reconciliations of net (loss) income to Adjusted Net (Loss) Income and Adjusted EBITDA and basic and diluted (loss) earnings per share to Adjusted Net (Loss) Income per share.

	2016	2015	2014
Net (loss) income	(60.9)	24.1	20.5
Adjustments to net (loss) income
Amortization of intangible assets	0.1	0.1	22.4
Foreign exchange loss	1.2	11.1	9.9
Accelerated deferred revenue recognized	—	(61.6)	(33.8)
Stock-based compensation (recovery) expense	(3.8)	5.9	3.6
Restructuring costs	5.1	6.1	5.9
Gain on liquidation of foreign subsidiary(1)	—	(0.4)	—
Gain on sale of long-lived assets	—	(0.1)	(4.2)
kapp Inventory Charge	20.6	—	—

	23.1	(38.9)	3.7
Tax impact on adjustments(2)	(0.4)	(15.0)	(0.7)

Adjustments to net (loss) income, net of tax	23.5	(23.9)	4.4

Adjusted Net (Loss) Income	(37.4)	0.2	24.9
Additional adjustments to Adjusted Net (Loss) Income
Income tax expense (recovery)(3)	15.6	(2.1)	(0.1)
Depreciation in cost of sales	4.1	5.4	9.5
Depreciation of property and equipment	8.1	11.3	16.4
Interest expense	18.3	20.0	21.4
Other income(1)	(0.7)	(0.3)	(0.8)

Adjusted EBITDA	8.0	34.4	71.4

As a percent of revenue(4)	2.3%	8.0%	12.9%
Adjusted Net (Loss) Income per share
(Loss) earnings per share—basic(5)	$(4.99)	$1.98	$1.70
Adjustments to net (loss) income, net of tax, per share	1.93	(1.97)	0.36

Adjusted Net (Loss) Income per share—basic(5)	$(3.06)	$0.01	$2.06

(Loss) earnings per share—diluted(5)	$(4.99)	$1.91	$1.62
Adjustments to net (loss) income, net of tax, per share	1.93	(1.90)	0.35

Adjusted Net (Loss) Income per share—diluted(5)	$(3.06)	$0.01	$1.97

(1)	Included in Other income in the consolidated statements of operations.
(2)

Reflects the tax impact on the adjustments to net (loss) income. A key driver of our foreign exchange gain is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.03 into our functional currency of Canadian dollars. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar- denominated debt is in a net loss position as measured against the original exchange rate and the loss cannot be carried back to a previous year, a valuation allowance is taken against it and as a result no net tax effect is recorded.

(3)

Income tax expense of $16 million (2015—$13 million; 2014—$1 million) per consolidated statement of operations, net of tax impact on adjustments to Adjusted Net (Loss) Income of $0.4 million for the year ended March 31, 2016 (2015—$15 million; 2014—$0.7 million).

(4)	Adjusted EBITDA as a percent of revenue is calculated by dividing Adjusted EBITDA by Adjusted Revenue.
(5)	All share and per share amounts have been retroactively adjusted to reflect the share consolidation for all periods presented.

Selected Quarterly Financial Data

The following tables set forth the Company’s unaudited quarterly financial information and non-GAAP measures for each of the eight most recent quarters, including the quarter ended March 31, 2016. The information in the table below has been derived from our unaudited interim consolidated financial statements. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of future results.

	2016				2015
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue	$68.4	$77.7	$103.6	$98.7	$99.6	$126.6	$129.2	$137.5
Gross margin	23.7	3.9	37.5	36.3	49.4	57.1	62.5	62.9
Net (loss) income	(0.2)	(49.5)	(9.0)	(2.2)	(9.6)	9.3	12.3	12.1
Earnings (loss) per share(1)
Basic	$(0.02)	$(4.05)	$(0.74)	$(0.18)	$(0.79)	$0.77	$1.01	$1.00
Diluted	$(0.02)	$(4.05)	$(0.74)	$(0.18)	$(0.79)	$0.74	$0.97	$0.95
Non-GAAP measures:
Adjusted Revenue	$68.4	$77.7	$103.6	$98.7	$85.8	$111.3	$113.1	$121.2
Adjusted Gross Margin	23.7	24.4	37.5	36.3	35.5	41.8	46.4	46.6
Adjusted EBITDA	(2.9)	1.7	6.8	2.5	1.8	10.9	12.9	8.7
Adjusted Net (Loss) Income	(10.0)	(23.1)	(1.3)	(2.9)	(5.2)	2.2	4.8	(1.5)
Adjusted Net (Loss) Income per share(1)
Basic	$(0.82)	$(1.89)	$(0.11)	$(0.24)	$(0.43)	$0.18	$0.39	$(0.13)
Diluted	$(0.82)	$(1.89)	$(0.11)	$(0.24)	$(0.43)	$0.17	$0.38	$(0.13)

(1)	All share and per share amounts have been retroactively adjusted to reflect the share consolidation for all periods presented

Liquidity and Capital Resources

Given that we have experienced a significant decline in revenue as well as the market value of our stock, our financial position has deteriorated. For fiscal 2016, we reported a net loss of $61 million and used $31 million of cash in operating activities, as a result of slower than anticipated SMART kapp sales and significant declines in our education sales during the period.

As of March 31, 2016, we held cash and cash equivalents of $20 million, primarily in U.S dollars and Canadian dollars, in addition to the liquidity that is available through our asset-based loan (the “ABL”). Our primary source of cash flow is generated from sales of our hardware and software products. We have implemented cost reduction initiatives during the year as well as other initiatives focusing on increasing sales in order to improve earnings and liquidity. We believe that ongoing operations and associated cash flow, in addition to our cash resources and ABL, will provide sufficient liquidity to support our business operations for at least the next 12 months. However, if our sales continue to decline, and the sales of our new products, particularly interactive flat panels, software products and kapp, continue to be unable to sufficiently offset the decline in revenue from our interactive whiteboard products, our liquidity may continue to be materially and adversely affected. Additionally, if we are unable to restructure or refinance the Term loan and/or the ABL or generate additional liquidity through other actions, our ability to make the scheduled payments on the ABL and the Term loan in the second quarter of fiscal 2018 and the fourth quarter of fiscal 2018, respectively, would be adversely impacted. We are also pursuing various strategic opportunities. If these strategic opportunities cannot be realized and management is unsuccessful in achieving increased sales or cost reductions, management’s assessment related to our ability to continue as a going concern would need to be updated.

See “—Forward-Looking Statements” and the “Risk Factors” section of our fiscal 2015 Annual Report on Form 20-F, including but not limited to, the risk factors titled:

•	Our sales to the education market are in decline and may continue to decline;

•

Sales of our new products may not be sufficient to offset the decline in our education sales, and if sales of new products are not sufficiently robust, our liquidity may be materially and adversely affected;

•	Our sales and operating results are difficult to predict;

•	The level and upcoming maturities of our current and future debt could have an adverse effect on our business;

•	Our working capital requirements and cash flows are subject to fluctuation, which could have a material adverse effect on our business, financial condition or results of operations.

As of March 31, 2016, our outstanding debt balance was as follows:

	Issue Date	Maturity Date	Interest Rate	Amount Outstanding

Term loan, net of unamortized debt discount of $2.8 million	July 31, 2013	Jan 31, 2018	LIBOR + 9.25%	$97.9 million
Asset-based loan credit facility	July 31, 2013	July 31, 2017	LIBOR + 2.50%	$10.0 million

All debt and credit facilities are denominated in U.S. dollars. Our debt and credit facilities contain standard borrowing conditions, and could be recalled by the lenders if certain conditions are not met.

We hold a four-and-a-half year, $125 million senior secured term loan (the “Term loan”) maturing on January 31, 2018 and a four-year, $50 million ABL maturing on July 31, 2017. The Term loan bears interest at LIBOR plus 9.25% with a LIBOR floor of 1.25% and will be repaid, on a quarterly basis, at 7.5% per annum during the first two-and-a-half years and 10% per annum in the last two years. The ABL bears interest at LIBOR plus 2.5% and $10 million was drawn as of March 31, 2016. The availability of the ABL is limited by certain accounts receivable balances calculated on a monthly basis and the outstanding standby letter of credit totaling $1 million as at March 31, 2016 (March 31, 2015—$1 million). We had $20 million of availability from the ABL facility as at March 31, 2016.

The following table shows a summary of our cash flows (used in) provided by operating activities, investing activities and financing activities.

	2016	2015	2014
Net cash (used in) provided by operating activities	$(31.0)	$17.7	$29.6
Net cash (used in) provided by investing activities	$(2.8)	$(6.6)	$69.1
Net cash used in financing activities	$(1.2)	$(10.3)	$(180.6)

Net Cash (Used in) Provided by Operating Activities

The increase in net cash used in operating activities was primarily due to an operating loss in fiscal 2016 compared to operating income in fiscal 2015.

Net cash provided by operating activities decreased in fiscal 2015 compared to fiscal 2014. The decrease was primarily due to a decrease in period-over-period revenue as discussed previously, partially offset by a net decrease in working capital.

Net Cash (Used in) Provided by Investing Activities

The decrease in net cash used in investing activities was due to lower capital expenditures in fiscal 2016 compared to fiscal 2015.

Net cash used in investing activities decreased in fiscal 2015 compared to fiscal 2014. The decrease was primarily due to lower capital expenditures in fiscal 2015 and proceeds received from the sale of our global headquarters building in fiscal 2014.

Net Cash Used in Financing Activities

In fiscal 2016, we drew $10 million on our ABL and repaid $11 million of our Term loan and capital lease obligation. In fiscal 2015, we repaid $10 million of our Term loan and capital lease obligation.

In fiscal 2014 we closed our credit facility refinancing, entered into a $125 million senior secured Term loan and repaid the balance of a previous long-term facility.

Contractual Obligations, Commitments, Guarantees and Contingencies

Contractual Obligations and Commitments

We have certain fixed contractual obligations and commitments that include future estimated payments for general operating purposes. Changes in our business needs, contractual cancellation provisions, fluctuating foreign exchange and interest rates, and other factors may result in actual payments differing from estimates. The following table summarizes our outstanding contractual obligations in millions of dollars as of March 31, 2016.

Fiscal year ended March 31,	2017	2018	2019	2020	2021	2022	2023 and thereafter	Total
Operating leases	$1.7	$1.8	$1.5	$1.4	$—	$—	$—	$6.4
Capital lease	4.6	4.6	5.0	5.0	5.0	5.0	61.6	90.8
Long-term debt	12.5	98.3	—	—	—	—	—	110.8
Interest obligations on long-term debt	10.5	7.6	—	—	—	—	—	18.1
Purchase commitments	27.9	2.7	—	—	—	—	—	30.6

Total	$57.3	$115.1	$6.4	$6.4	$5.0	$5.0	$61.6	$256.8

The operating lease commitments relate primarily to office and warehouse space and represent the minimum commitments under these agreements.

The capital lease commitment relates to our headquarters building and represents our minimum capital lease payments (including amounts representing interest) and management fees under the lease agreement.

Long-term debt commitments represent the minimum principal repayments required under the Term loan and the ABL.

Our purchase commitments are for finished goods from contract manufacturers, certain information systems management services and licensing costs.

Commitments have been calculated using foreign exchange rates and interest rates in effect at March 31, 2016. Fluctuations in these rates may result in actual payments differing from those in the above table.

Guarantees and Contingencies

Legal Proceedings

We are involved in various claims and litigation from time to time arising in the normal course of business. While the outcome of these matters is uncertain, there can be no assurance that such matters will be resolved in our favor and we are not able to make any determination with respect to the amount of any damages that might be awarded against us in connection with such matters, we do not believe that the outcome of such claims and litigation, or the amounts which we may be required to pay by reason thereof, would have a material adverse impact on our financial position, results of operations or liquidity.

Indemnities and Guarantees

In the normal course of business we enter into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should we be required to act under such agreements, it is expected that no material loss would result.

Off-Balance Sheet Arrangements

As of March 31, 2016, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

Disclosure Controls and Procedures and Internal Controls

Disclosure Controls and Procedures

As of March 31, 2016, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and Chief Executive Officer and the Interim VP, Finance and Chief Financial Officer, of the effectiveness of the design and operations of the Company’s disclosure controls and procedures as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on that evaluation, the President and Chief Executive Officer and the Interim VP, Finance and Chief Financial Officer have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission (the “SEC”).

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow for timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13(a)-15(f) and 15(d)-15(f) under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisitions, use or dispositions of the Company’s assets that could have a material effect on the Company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (2013). Based on this assessment, management believes that, as of March 31, 2016, the Company’s internal control over financial reporting was effective.

No attestation on our internal control over financial reporting by our registered public accounting firm is required pursuant to rules of the SEC that permit us to provide only management’s report.

Changes in Internal Control Over Financial Reporting

During fiscal 2016, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Quantitative and Qualitative Disclosures about Market and Other Financial Risks

In the normal course of our business, we engage in operating and financing activities that generate risks in the following primary areas.

Foreign Currency Risk

Foreign currency risk is the risk that fluctuations in foreign exchange rates could impact our earnings. We are exposed to foreign exchange risk primarily between the Canadian dollar and the U.S. dollar, the Euro and British pound sterling. This exposure relates to our U.S. dollar-denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. A large portion of our revenue and purchases of materials and components are denominated in U.S. dollars. However, a substantial portion of our revenue is denominated in other foreign currencies, primarily the Canadian dollar, Euro and British pound sterling. If the value of any of these currencies depreciates relative to the U.S. dollar, our foreign currency revenue will decrease when translated to U.S. dollars for financial reporting purposes. In addition, a portion of our cost of goods sold, operating costs and capital expenditures are incurred in other currencies, primarily the Canadian dollar and the Euro. If the value of either of these currencies appreciates relative to the U.S. dollar, our expenses will increase when translated to U.S. dollars for financial reporting purposes.

We continually monitor foreign exchange rates and periodically enter into forward contracts and other derivative contracts to convert a portion of our forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying our Canadian dollar-denominated operating costs. We target to cover between 25% and 75% of our expected Canadian dollar cash needs for the next 12 months through the use of forward contracts and other derivatives with the actual percentage determined by management based on the changing exchange rate environment. We may also enter into forward contracts and other derivative contracts to manage our cash flows in other currencies. We do not use derivative financial instruments for speculative purposes. We have also entered into and continue to look for opportunities within our supply chain to match our cost structures to our foreign currency revenues.

These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. Our current practice is to use foreign currency derivatives without hedge accounting designation. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange loss on the consolidated statements of operations.

For fiscal 2016, our net income would have decreased with a 10% depreciation in the average value of the Canadian dollar compared to the U.S. dollar by approximately $7 million, primarily as a result of our U.S. dollar-denominated debt, our U.S dollar-denominated revenue and our Canadian dollar-denominated operating expenses. Our net income would have increased with a 10% depreciation in the average value of the Euro compared to the U.S. dollar by approximately $3 million primarily as a result of revenue denominated in Euros.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. Our long-term debt and revolving credit facilities bear interest based on floating market rates. Changes in these market rates result in fluctuations in the cash flows required to service this debt. In the past, we partially mitigated this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt, and we may continue to do so in the future. Our current practice is to use interest rate derivatives without hedge accounting designation. In fiscal 2016, we did not enter into any interest rate derivatives. Changes in the fair value of these interest rate derivatives are included in interest expense in the consolidated statements of operations.

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us.

We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful receivables is adjusted as required. Account balances are charged against the allowance for doubtful receivables when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk.

We may also be exposed to certain losses in the event that counterparties to the derivative financial instruments are unable to meet the terms of the contracts. Our credit exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. We manage this counterparty credit risk by entering into contracts with large established counterparties.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We continually monitor our actual and projected cash flows and believe that our internally generated cash flows, combined with our revolving credit facilities, will provide us with sufficient funding to meet all working capital and financing needs for at least the next 12 months. See “—Liquidity and Capital Resources”.

Critical Accounting Policies and Estimates

We believe our critical accounting policies are those related to revenue recognition, inventory valuation and purchase commitments, product warranty costs, income taxes, and legal and other contingencies. We consider these policies critical because they are important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters. Note 1, “Basis of presentation and significant accounting policies”, to our audited consolidated financial statements describes the significant accounting policies and methods used in the preparation of our consolidated financial statements.

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. We base estimates on historical experience and assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.

Revenue Recognition

Revenue consists primarily of the sale of integrated hardware and software products. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collection is reasonably assured. Product is considered delivered to the customer once title and risk of loss have been transferred. In the case of integrated hardware and software products, we recognize revenue in accordance with general revenue recognition accounting guidance. This includes the sale of (i) hardware products (e.g. SMART’s interactive displays and related attachment products); (ii) software bundled with hardware that is essential to the functionality of the hardware; and (iii) post-contract end-user support which includes technical support for the life of the product and when-and-if-available upgrades. We recognize revenue in accordance with industry specific software accounting guidance for the following types of sales transactions: (i) stand-alone sales of software products and post-contract end-user support; and (ii) sales of software bundled with hardware not essential to the functionality of the hardware. Amounts invoiced and cash received in advance of meeting these revenue recognition criteria are recognized as deferred revenue.

For multiple-element arrangements that include tangible products containing software essential to the tangible product’s functionality and undelivered software elements relating to the tangible product’s essential software, we allocate revenue to all deliverables based on their relative selling prices. In such circumstances, accounting principles establish a hierarchy to determine the selling price to be used for allocating revenue to deliverables as follows: (i) vendor-specific objective evidence of fair value, or VSOE; (ii) third-party evidence of selling price, or TPE; and (iii) estimate of the selling price, or ESP.

For SMART’s interactive displays and SMART Notebook and SMART Meeting Pro software which is essential to its operation, prior to September 24, 2013, we may have from time to time provided future unspecified software upgrades and features free of charge to end-users. We have identified three deliverables generally contained in arrangements involving the sale of interactive displays. The first deliverable is the hardware. The second deliverable is the software license essential to the functionality of the hardware device delivered at the time of sale. The third deliverable is post-contract end-user support, which includes the end-user of the interactive display receiving, on a when-and-if available basis, future unspecified software upgrades and features relating to the product’s essential software and end-user support for both the hardware and software. Because we have neither VSOE nor TPE for the three deliverables, the allocation of revenue has been based on ESP. Amounts allocated to the delivered hardware and the related essential software are recognized at the time of sale provided all the conditions for revenue recognition have been met. Amounts allocated to the technical support services and unspecified software upgrades are deferred and recognized on a straight-line basis over the estimated term of provision.

Our process for determining the ESP for deliverables without VSOE or TPE involves management’s judgment. Our process considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. This view is primarily based on the fact that we are not obligated to provide upgrades at a particular time or at all, and do not specify to end-users which upgrades or features will be delivered in the future. Key factors considered in developing the ESP for SMART Notebook and SMART Meeting Pro software include our historical pricing practices, the nature of the upgrades (i.e. unspecified and when-and-if available), and the relative ESP of the upgrades as compared to the total selling price of the product. If the facts and circumstances underlying the factors considered change or should future facts and circumstances lead us to consider additional factors, our ESP for software upgrades, updates and end-user support related to future interactive display sales could change in future periods.

We record reductions to revenue for estimated obligations related to customer incentive programs, including sales programs and volume-based incentives. For customer incentive programs, the estimated cost of these programs is recognized at the date the product is sold. Additionally, certain customer incentive programs are based on periodic sales targets and require management to estimate the expected sales levels based on market conditions. Our estimates are based on experience and the specific terms and conditions of particular incentive programs. If a customer misses its sales target significantly in relation to our estimate we would be required to record a change to the estimate, which would favorably impact our revenue and results of operations.

Change in accounting estimate

Prior to September 24, 2013, amounts allocated to technical support services and unspecified software upgrades in multi-element arrangements were deferred and recognized on a straight-line basis over the estimated life of the related hardware of seven years. As a result of our introduction of Notebook Advantage, an annual maintenance and upgrade program which became mandatory in April 2014, we ceased our past practice of providing technical support services and upgrades over the life of a product. At the time of the announcement in September 2013, we reassessed the estimated period that support services and unspecified software upgrades were expected to be provided for sales occurring prior to that date. We concluded that the support period for these sales would end on March 31, 2015 and therefore decreased the period over which deferred revenue for technical support services and unspecified software upgrades is amortized. We determined that this adjustment was a change in accounting estimate and accounted for the change prospectively commencing September 24, 2013. No further changes in estimate were made after September 2013. Therefore, there is no continuing impact on operating income and net income subsequent to March 31, 2015. For fiscal year 2015, the effect of this change on operating income and net income was an increase of $38 million and $28 million (2014—$20 million and $15 million) respectively and the impact on earnings per share was $2.33 and $2.24 (2014—$1.26 and $1.20) on a basic and diluted basis, respectively.

Inventory Valuation and Inventory Purchase Commitments

Components and finished goods for our products must be ordered to build inventory in advance of product shipments. We record inventory valuation adjustments for inventories of components and products which have become obsolete or are in excess of anticipated demand or net realizable value. We perform detailed reviews of inventory that consider multiple factors including demand forecasts, product life cycle status, product development plans, current sales levels and component cost trends. If the future demand or market conditions for our products are less favorable than forecasted or if unforeseen technological changes negatively impact the utility of inventory, we may be required to record additional inventory valuation adjustments, which would negatively affect our results of operations in the period when the inventory valuation adjustments are recorded.

Consistent with industry practice, we acquire components and finished goods through a combination of purchase orders, supplier contracts and open orders based on projected demand information. These commitments typically cover our requirements for periods ranging from 30 to 150 days. If there were an abrupt and substantial decline in demand for one or more of our products, or an unanticipated change in technological requirements for any of our products, we may be required to record additional provisions for cancellation fees as well as purchase commitments that would negatively affect the results of operations in the period when these costs are identified and recorded.

kapp Inventory Charge

In the third quarter of fiscal 2016, we recorded a primarily non-cash, pre-tax charge against inventory and purchase commitments of $21 million. Significant judgment was required in calculating the kapp Inventory Charge, which involved forecasting future demand and the associated pricing at which we can realize the carrying value of our inventory. Further, our expectations with respect to our inventory and asset risk (including our ability to sell our existing inventory of kapp boards and manage our purchase obligations with our manufacturing suppliers) and the potential for additional charges related to inventory are forward-looking statements that are subject to the inherent risk of forecasting our financial results and performance for future periods, particularly over longer periods.

Warranty Costs

We provide for the estimated cost of hardware warranties at the time the related revenue is recognized based on historical and projected warranty claim rates, historical and projected cost-per-claim and knowledge of specific product failures that are outside of our typical experience. Standard warranty periods on interactive displays extend up to five years and on other hardware products up to three years. Each quarter, we evaluate our estimates to assess the adequacy of our recorded warranty liabilities considering the size of the installed base of products subject to warranty protection and adjust the amounts if necessary. In instances where specific product issues are determined outside of the normal warranty estimates, additional provisions are recorded to address the specific item. If actual product failure rates or repair costs differ significantly from our estimates, revisions to the estimated warranty liability would be required and could affect our results of operations.

Income Taxes

We record tax expenses for the anticipated tax effect of the reported results of operations. The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

We only recognize the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. During fiscal 2016 we did not identify any uncertain tax positions.

We use the flow-through method to account for investment tax credits earned on eligible scientific research and experimental development expenditures. We apply judgment in determining which expenditures are eligible to be claimed. Under this method, investment tax credits are recognized as a reduction to income tax expense.

We enter into transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. In particular, certain countries in which we operate could seek to tax a greater share of income than has been provided for. The final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining our consolidated tax provision and accruals for interest and penalties associated with the resolution of these audits. These may have a material effect on the consolidated income tax expense and the net income for the period in which such determinations are made.

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the impact of the fiscal 2016 financial performance together with the uncertainty surrounding the timing of a return to generating taxable income in Canada. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth. On the basis of this evaluation, as of March 31, 2016, a valuation allowance of $27 million has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth

Legal and Other Contingencies

We are subject to a number of legal proceedings and claims arising out of the conduct of our business. See a discussion of our litigation matters under “—Contractual Obligations, Commitments, Guarantees and Contingencies—Guarantees and Contingencies”. We record a liability when it is probable that a loss has been incurred and the amount is reasonably estimable. There is significant judgment required in both the probability determination and as to whether an exposure can be reasonably estimated. However, the outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. Should we fail to prevail in any of these legal matters or should several legal matters be resolved against us in the same reporting period, the financial results of a particular reporting period could be materially adversely affected.

Recent Accounting Guidance Adopted

In July 2015, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard update on the topic of inventory. The amendments in this update changed the guidance on the subsequent measurement of inventory from the lower of cost or market to the lower of cost and net realizable value for entities using the first-in, first-out or the average cost method. The amendments in this update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. We early adopted this standard in the third quarter of fiscal 2016 and applied the new guidance prospectively, as permitted. The early adoption did not impact our results of operations, financial condition or disclosures.

In November 2015, the FASB issued a new accounting standard update to change the balance sheet classification of deferred taxes. The amendments in this update eliminate the requirement for companies to separate deferred income tax liabilities and assets into current and non-current amounts in a classified balance sheet. Instead, companies will be required to classify all deferred tax liabilities and assets as non-current. The guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. We early adopted this standard in the third quarter of fiscal 2016 and applied the new guidance retrospectively, as permitted. Previously reported current deferred income taxes and non-current deferred income taxes, classified under current assets and non-current assets, respectively, have been revised to reflect the retrospective application as follows as at March 31, 2015:

March 31, 2015
Current deferred income taxes, as reported	$8,052
Reclassification of deferred income taxes	(8,052)

Current deferred income taxes, as reclassified	$—

March 31, 2015
Non-current deferred income taxes, as reported	$8,304
Reclassification of deferred income taxes	8,052

Non-current deferred income taxes, as reclassified	$16,356

Recent Accounting Guidance Not Yet Adopted

In May 2014, the FASB issued a comprehensive new revenue recognition standard, as well as subsequent updates, which will supersede existing revenue recognition guidance. The standard creates a five-step model for revenue recognition that requires companies to exercise judgment when considering contract terms and relevant facts and circumstances. The five-step model includes (1) identifying the contract, (2) identifying the separate performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations and (5) recognizing revenue when each performance obligation has been satisfied. The standard also requires expanded disclosures surrounding revenue recognition. The standard is effective for fiscal periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption is not permitted prior to fiscal periods beginning after December 15, 2016. The new standard will be effective for us beginning April 1, 2018. We are currently evaluating the impact of the adoption of this standard on our consolidated financial statements.

In April 2015, the FASB issued a new accounting standard update to simplify the presentation of debt issuance costs. The amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. In August 2015, the FASB issued clarification that debt issuance costs related to line-of-credit arrangements could be presented as an asset and amortized, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The amendments are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted. This new guidance will be effective for us beginning April 1, 2016. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

In February 2016, the FASB issued a new accounting standard on leases which will supersede existing leases guidance. The standard requires companies to include the majority of their lease obligations in their balance sheet, including a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use asset and corresponding lease liability. The standard also requires expanded disclosures surrounding lease transactions. The standard is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, and allows for modified retrospective adoption. Early adoption is permitted. The new standard will be effective for us beginning April 1, 2019. We are currently evaluating the impact of the adoption of this standard on our consolidated financial statements.

In March 2016, the FASB issued a new accounting standard update to simplify the accounting for share-based payments. The amendments in this update simplify several aspects of the accounting for share-based payment award transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statements of cash flows. The guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is permitted. This new guidance will be effective for us beginning April 1, 2017. We are currently evaluating the impact of the adoption of this standard on our consolidated financial statements.